MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street
Vancouver, B.C.
V6Z 1S4 CANADA

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	32636-1

January 5, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7010

Attention:	Karl Hiller, Branch Chief
Division of Corporate Finance

Dear Sirs:

Re:	West Canyon Energy Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed October 13, 2009
Form 10-K/A for the Fiscal Year Ended June 30, 2008
Filed October 26, 2009
Your File No. 333-130673

     We are the solicitors for the Company. We refer to your telephone call on November 9, 2009 addressed to the Company with your comments on the Company's Form 10-K/A for the Fiscal Year Ended June 30, 2009, Filed October 13, 2009 and Form 10-K/A for the Fiscal Year Ended June 30, 2008, Filed October 26, 2009.

     For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K/A for the Fiscal Year Ended June 30, 2008

Financial Statements

1.	The Form 10-K/A for the Fiscal Year Ended June 30, 2008 filed on October 26, 2009 included the Report of Independent Registered Public Accounting Firm, which

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
January 5, 2010
Page | 2

referenced the Predecessor Company Financial Statements as “Except for Note 11 which is dated October 13, 2009”. The Report of Independent Registered Public Accounting Firm will be properly updated to “Except for Note 12 which is dated October 13, 2009”.

2.

The disclosure in Item 8A(T). Controls and Procedures, Changes in Internal Control over Financial Reporting, of Form 10-K/A for the Fiscal Year Ended June 30, 2008, states that “There have been no significant changes in our internal controls over financial reporting…” The Company will update this disclosure to state “There have been no changes in our internal controls over financial reporting…” to comply with the disclosure requirements. The Company will also delete the sentence “Management believes that the material weaknesses described above did not have an effect on our financial results” within Changes in Internal Control over Financial Reporting.

3.

The Company’s conclusion in Item 8A(T). Controls and Procedures , Management’s Report on Disclosure Controls and Procedures, of Form 10-K/A for the Fiscal Year Ended June 30, 2008 states “…that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. This determination was in response to the SEC comment letter received March 30, 2009, in which the Company determined it necessary to amend its Form 10-KSB to present the audited predecessor financial statements for PetroSouth Energy Corp. BVI for the period from inception (November 30, 2006) to October 2, 2007, prior to its purchase by the successor entity, in accordance with Rule 310(a) of Regulation S-B.”

Based on additional analysis, the Company does not believe the failure to present supplemental audited predecessor financial statements causes our disclosure controls and procedures or our internal controls over financial reporting to be “not effective” as of the end of the period covered by this annual report, as the failure to include predecessor financial statements arose solely from interpretation differences of a complex reporting requirement between the Company and the SEC. Additionally, during the period covered by this annual report, the Company had retained an outside accounting firm to assist in its financial reporting process and to evaluate highly complex and/or unusual transactions under generally accepted accounting principles in the United States of America and the Securities and Exchange Commission’s accounting interpretations.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
January 5, 2010
Page | 3

As a result, the Company will update its Form 10-K/A for the Fiscal Year Ended June 30, 2008 to reflect disclosure controls and procedures and internal control over financial reporting to be “effective as of the end of the period covered by this annual report.”

Form 10-K for the Fiscal Year Ended June 30, 2009

Financial Statements

4.

In regards to the SEC’s inquiry concerning Item 8A(T). Controls and Procedures, Management’s Report on Disclosure Controls and Procedures, of Form 10-K/A for the Fiscal Year Ended June 30, 2008 of disclosure controls and procedures being “not effective” (see Number 3. above) as compared to Item 9A(T). Controls and Procedures, Management’s Report on Disclosure Controls and Procedures, of Form 10-K for the Fiscal Year Ended June 30, 2009 of disclosure controls and procedures being “effective” without supplemental discussion of the changes in management’s disclosure controls and procedures, please see our requested revision to update disclosure controls and procedures and internal control over financial reporting for 2008 to be “effective” in Number 3. above.

Based on additional analysis, the Company does not believe our internal controls over financial reporting to be “not effective” as of the end of the period covered by this annual report, as the Company had retained an outside accounting firm to assist in its financial reporting process and to evaluate highly complex and/or unusual transactions under generally accepted accounting principles in the United States of America and the Securities and Exchange Commission’s accounting interpretations.

As a result, the Company will update its Form 10-K for the Fiscal Year Ended June 30, 2009 to reflect our internal control over financial reporting to be “effective” as of the end of the period covered by this annual report.

5.

Note 4. Unproved Interest in the Consolidated Financial Statements of Form 10-K for the Fiscal Year Ended June 30, 2009 discloses Other Income of $400,000, collectively, related to the forfeitures of two (2) nonrefundable deposits by the counterparty on the sale the Company’s participating interests in certain oil and gas properties. The $400,000 was recorded as Other Income in the Consolidated Statement of Operations for the year

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Securities and Exchange Commission
January 5, 2010
Page | 4

ended June 30, 2009. The Company does not believe these amounts should have been recorded against the full cost pool because it was not directly associated with acquisition, exploration or development activities nor was any consideration included in the full cost pool upon receipt, but recorded initially as a liability until such time the transactions were completed under the contract or the nonrefundable deposits were forfeited by the counterparty due to nonperformance under the contract. The Company believes these nonrefundable deposits met the definition of “non-operating income” in Regulation S-X, Rule 5-03-7. Additionally, if the amounts had been recorded to the full cost pool, there would have been no change in net income, merely a reduction of both the impairment of unproved interests and other income.

6.

In regards to the SEC’s inquiry concerning the subsequent event disclosure of the new promissory note entered into on September 22, 2009 as disclosed in Note 6. Convertible Notes Payable, the Company recorded the difference in the carrying value of the Convertible Notes Payable of $1,956,250 and the new promissory note of $1,050,000, or $906,250, as “gain on forgiveness of debt” in its quarterly financial statements for the three months ended September 30, 2009. The Company believes it has adequately recorded and disclosed such accounting treatment in the Consolidated Financial Statements and Note 5. Notes Payable of the Form 10-Q for the three months ended September 30, 2009, as filed on November 19, 2009.

Closing Comments

     We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-K/A for 2008 and Form 10-K for 2009 shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William Macdonald
William Macdonald

WLM/mll